Exhibit 99.3

Acknowledgment Letter of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Qiwi plc

We are aware of the incorporation by reference in the Registration Statements (Form S-8 No. 333-190918; Form S-8 No. 333-212441) pertaining to the Amended and Restated Employee Stock Option Plan and the 2015 Employee Restricted Stock Units Plan of Qiwi plc of our report dated August 16, 2019 relating to the unaudited condensed consolidated interim financial statements of Qiwi plc that are included in its Form 6-K dated August 19, 2019.

/s/ Ernst & Young LLC

Moscow, Russia

August 19, 2019